April 12, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Irene Paik

Ms. Mary Beth Breslin

Mr. Jacob Luxenburg,

Mr. Kevin Vaughn

Re: Zander Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-220790

Dear Ms. Paik, Ms. Breslin, Mr.Luxenburg and Mr. Vaughn,

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated April 6, 2018 (the “Comment Letter”) relating to the Financial Statements and related matters included in that Registration Statement on Form S-1/A  of Zander Therapeutics, Inc. (The "Company").

1. We note your response to our prior comment 1; however, we do not agree the existing cover page and summary disclosure you reference addresses the comment, as it does not quantify the number of shares held by common and preferred shareholders for which each will be entitled to receive one share of common stock in the distribution. Please revise to disclose this number on the cover page and in the prospectus summary.

The following have been added to the Cover Page and Summary respectfully

Cover Page:

We are furnishing this prospectus to the common and preferred shareholders of Entest Group, Inc. (formerly Entest Biomedical, Inc. ) a Nevada corporation. This prospectus relates to the distribution on a pro rata basis as a dividend in kind of 3,000,000 of our common shares, par value $0.0001, currently owned by Entest Group, Inc (“ENTB”) to:

(a)	Holders of record of the outstanding common shares of ENTB as of the record date

(b)	Holders of record of the shares of any outstanding series of the preferred shares of ENTB as of the record date.

SHAREHOLDERS OF ENTB SHALL RECEIVE 1 COMMON SHARE OF ZANDER THERAPEUTICS, INC. FOR EACH 17 COMMON AND/OR PREFERRED SHARES OF ENTB HELD AS OF THE RECORD DATE

Prospectus Summary:

ABOUT THIS OFFERING

Shares Issued	ENTB will issue to all ENTB common and preferred shareholders of record on the Record Date a pro rata distribution of 3,000,000 common shares of Zander Therapeutics, Inc., Inc. owned by ENTB. Shareholders of ENTB shall receive 1 common share of Zander Therapeutics, Inc. for every 17 shares of ENTB common and/or preferred owned as of the Record Date. No fractional shares will be distributed. Where the distribution to the shareholder would result in a fractional share, that distribution will be rounded down to the nearest whole share amount.

2. We note your added disclosure on page 6 in response to our prior comment 3. However, it appears that where you reference the Investigational New Animal Drug (INAD) application in your added disclosure, you are referring to the New Animal Drug Application (NADA). Please revise accordingly, or advise.

Revised text as follows:

The Company estimates that it will require $1,500,000 to complete medicinal chemistry studies with regards to the Company’s products in development. Medicinal chemistry is the process by which trained chemists modify a starting compound (called a parent compound) in an effort to optimize its characteristics such as binding affinity and toxicity profile. The Company estimates that it will require an additional require an additional $1,500,000 to complete pre-clinical studies with regards to the Company’s products in development. Pre-clinical studies refer to detailed cellular and animal studies that measure the toxic effects of the drug, how long it stays in the blood stream, efficacy, where it goes in the body and the best way to formulate and deliver the drug. The Company estimates that it will require a further additional $2,000,000 to complete studies required in order that New Animal Drug Applications (NADA) may be submitted to the United States Food and Drug Administration (FDA) with regards to the Company’s products in development. NADA-enabling studies include using the drug in its final commercial manufactured form in the target animals of interest to show efficacy in the field and to look for toxicity. The NADA must also include information on the drug's chemistry; composition and component ingredients; manufacturing methods, facilities, and controls; proposed labeling; analytical methods for residue detection and analysis if applicable; an environmental assessment; and other information. The sponsor of a new animal drug is responsible for submitting all appropriate data to establish effectiveness and safety. If the drug product is intended for use in a food-producing animal, residues in food products must also be established as safe for human consumption. FDA review of the NADA submitted by drug sponsors is extremely detailed and comprehensive.

3. We note your revisions in response to our prior comment 5. However, it does not appear you have accounted for the fact that Zander management will receive a portion of the shares in the distribution. For example, based on the Form 10-K filed by Entest Group, Inc. on November 30, 2017, it appears that David Koos owns a significant percentage of the capital stock of Entest Group, Inc., which means he will receive a significant percentage of the 3,000,000 shares of the company to be distributed. Please further revise your disclosure regarding the percentage of shares Entest Group, Inc. and Zander management will own and control following the distribution to include the amount of shares members of Zander management will receive in the distribution.

See revised text below:

DISTRIBUTING SECURITY HOLDER

We are furnishing this prospectus to the common and preferred shareholders of Entest Group, Inc ( formerly Entest Biomedical, Inc. ) a Nevada corporation. This prospectus relates to the distribution on a pro rata basis as a dividend in kind of 3,000,000 of our common shares, par value $0.0001, currently owned by Entest Biomedical, Inc (“ENTB”) to:

(a)	Holders of record of the outstanding common shares of ENTB as of the record date

(b)	Holders of record of the shares of any outstanding series of the preferred shares of ENTB as of the record date.

Shareholders of ENTB will receive a proportionate allocation of the shares to be distributed in relation to the total number of common and or/preferred shares to which they are shareholders of record as of the record date ( fractional shares will be rounded down to the nearest whole share). The record date is anticipated to be the date that the registration statement on Form S-1 of which this prospectus forms a part is declared effective by the United States Securities and Exchange Commission (“Record Date”). The distribution of the 3,000,000 common shares of Zander Therapeutics, Inc. to the common and preferred shareholders of ENTB will occur ___ days after the Record Date (“Distribution Date”)

Name	Shares Beneficially Owned Prior to The Distribution	Shares to be Distributed	Amount Beneficially Owned Before Distribution	Percent Beneficially Owned After Distribution
	Common	Common	Common	Common
Entest Group, Inc.	3,000,001	3,000,000	63.05%	Nil
	Series M Preferred	Series M Preferred	Series M Preferred	Series M Preferred
Entest Group, Inc.	5,000,000	0	55.56%	55.56%

Name	Shares Beneficially Owned Prior to The Distribution	Shares to be Distributed	Amount Beneficially Owned Before Distribution	Percent Beneficially Owned After Distribution
	Common	Common	Common	Common
Entest Group, Inc.and Management of Zander	3,000,001	3,000,000	63.05%	29.04%
	Series M Preferred	Series M Preferred	Series M Preferred	Series M Preferred
Entest Group, Inc. and Management of Zander	6,500,000	0	72%	72%
	Series AA Preferred	Series AAPreferred	Series AA Preferred	Series AAPreferred
Entest Group, Inc. and Management of Zander	200	200	100%	100%

The above includes 200 shares of the Company’s Series AA Preferred stock currently owned by David Koos. The above includes 896,541 shares of the Company to be distributed to David Koos ( the Company’s Chairman and Chief Executive Officer) in the Distribution. The above includes 4,411 shares of the Company to be distributed to Bio Matrix Scientific Group, Inc. in the Distribution. The above includes 481,520 shares of the Company to be distributed to Regen Biopharma, Inc. in the Distribution. Bio Matrix Scientific Group, Inc. and Regen Biopharma, Inc. are controlled by David Koos.

4. As previously requested in our prior comment 2 of our letter dated February 28, 2018 regarding your valuation of the company for purposes of stock compensation, please revise this section as well as the similar presentations in your footnotes to clearly label your total after the reduction of debt as the portion of the enterprise value attributable to shareholders. Without this clarification, your current subtotal of "Enterprise Value" before the reduction of "Total Debt" could be confusing to readers.

Requested clarification has been made to the S1/A-3

The Company believes it has now addressed all concerns that the Commission may have regarding the Financial Statements and other matters included in the Comment Letter. Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities Act of 1933 . If, at any time, you have any further questions, please let us know.

Sincerely,

/s/David R. Koos

David R. Koos,

Chairman & CEO